UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number: 0-9321
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PRINTRONIX, INC.

Full Name of Registrant

Former Name if Applicable
14600 Myford Road, P.O. Box 19559

Address of Principal Executive Office (Street and Number)
Irvine, CA 92623

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)
     The Company requires additional time to obtain and compile additional information relevant to completing the filing and completing its evaluation of its internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Consequently, the Company is not able, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2006, within the prescribed time period. The Company anticipates that it will be able to file its complete Annual Report on Form 10-K by June 29, 2006. To date, the Company has identified control deficiencies and other control deficiencies may be identified. The Company is continuing its assessment under the framework of Section 404 of the Sarbanes-Oxley Act of 2002 as to whether any of such control deficiencies, either individually or in the aggregate, constitute a significant deficiency or material weakness in the Company’s internal control over financial reporting as of March 31, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

George L. Harwood	714	368-2384

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The following amounts are unaudited. The Company expects net revenue for the fiscal year ended March 31, 2006 to be approximately $127.8 million with a net loss of approximately $8.1 million or ($1.30) per share, compared to net revenue of approximately $131.7 million and a net income of approximately $1.9 million or $0.31 per share in the prior fiscal year.
The net loss in the current fiscal year compared to net income in the prior fiscal year is primarily a result of:
1) increased general and administrative expenses from the prior fiscal year of $3.3 million mainly due to higher audit and consulting fees of approximately $2.6 million related to SOX compliance,
2) the current fiscal year tax effects of the repatriation of $32.0 million of foreign earnings, resulting in $2.1 million of tax expense, and
3) increased charges of $2.6 million for the deferred tax asset valuation allowance due to cumulative losses in the United States.

This Notification of Late Filing contains comments and forward-looking statements based on current plans, exceptions, events, and financial and industry trends that may affect the Company’s future operating results and financial position expectations. Such statements, including the expected timing of the filing of its report on Form 10-K, and the expected financial results for the year ended March 31, 2006, involve risks and uncertainties which cannot be predicted or quantified and which may cause future activities and results of operations to differ materially from those discussed above. Such risks and uncertainties include, without limitation: delays in the evaluation by the Company’s audit committee, delays the Company may experience in the completion and filing of its Form 10-K, and the results of the evaluation. For additional information, refer to the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent quarterly and annual reports on Forms 10-Q and Form 10-K.
PRINTRONIX, INC.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 15, 2006	By	/s/ George L. Harwood
George L. Harwood,
Senior Vice President, Finance & IT, Chief Financial Officer and Secretary

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18
U.S.C. 1001).